SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                           Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                             For 29 September, 2006


                        The Governor and Company of the
                                Bank of Ireland
                                   Head Office
                               Lower Baggot Street
                                    Dublin 2
                                     Ireland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):



                                    SCHEDULE 11
    Notification of Transactions of Directors/Persons Discharging Managerial
                      Responsibility and Connected Persons

This form is intended for use by an issuer to make a RIS notification required by the Market Abuse Rules and section 53 (as extended by section 64 of the Companies Act 1990) or entered into the issuer's register in accordance with section 59 of the Companies Act 1990.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.

(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.

(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete the boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

All relevant boxes should be completed in block capital letters

1   Name of the Issuer                2   State whether the notification relates
                                          to:
    BANK OF IRELAND                       a transaction notified in accordance
                                          with Market Abuse Rules;
                                          a disclosure made in accordance with
                                          section 53 (as extended by section 64
                                          of the Companies Act 1990) or entered
                                          into the issuer's register in
                                          accordance with section 59 of the
                                          Companies Act 1990; or
                                          both (i) and (ii).
                                          Notification relates to (i) above and
                                          to the UK Disclosure Rule 3.1.4 R (1)
                                          (a)
3   Name of person discharging        4   State whether notification relates to
    managerial responsibilities/          a person connected with a person
    director                              discharging managerial
                                          responsibilities/director named in 3
                                          and identify the connected person
    The following PDMRs:-                 N/A
    Richie Boucher, Des Crowley,
    Denis Donovan, Cyril Dunne,
    Michael Grealy, Finbarr Murphy,
    Ronan Murphy
5   Indicate whether the notification 6   Description of shares (including
    is in respect of a holding of the     class) debentures or derivatives or
    person referred to in 3 or 4          financial instruments relating to
    above or in respect of a              shares
    non-beneficial interest
    PDMRs named in 3 above                Ordinary Stock
7   Name of registered shareholder(s) 8   State the nature of the transaction
    and, if more than one, number of
    shares held by each of them
    Registered in the name of the         Employee Stock Issue Scheme/Stock
    Trustees of the Employee Stock        Incentive Plan
    Issue Scheme/Stock Incentive Plan
    on behalf of each of the
    individuals named in 3 above.

 9   Number of shares, debentures or        10   Percentage of issued class
     financial instruments relating to           acquired (treasury shares of
     shares acquired                             that class should not be taken
                                                 into account when calculating
                                                 percentage)
     Richie Boucher 921                          Richie Boucher 0.0001%
     Des Crowley 307                             Des Crowley 0.00003%
     Denis Donovan 921                           Denis Donovan 0.0001%
     Cyril Dunne 921                             Cyril Dunne 0.0001%
     Michael Grealy 921                          Michael Grealy 0.0001%
     Finbarr Murphy 921                          Finbarr Murphy 0.0001%
     Ronan Murphy 921                            Ronan Murphy 0.0001%
11   Number of shares, debentures or        12   Percentage of issued class
     financial instruments relating to           disposed (treasury shares of
     shares disposed                             that class should not be taken
                                                 into account when calculating
                                                 percentage)
     N/A                                         N/A
13   Price per share or value of            14   Date and place of transaction
     transaction
     Euro 13.78                                  26 September 2006, Dublin
15   Total holding following notification   16   Date issuer informed of
     and total percentage holding following      transaction
     notification (any treasury shares
     should not be taken into account when
     calculating percentage)
     Richie Boucher 1,904 0.0002%                29 September 2006
     Des Crowley 93,187 0.01%
     Denis Donovan 98,711 0.01%
     Cyril Dunne 20,276 0.002%
     Michael Grealy 7,139 0.001%
     Finbarr Murphy 37,709 0.004%
     Ronan Murphy 53,424 0.01%

If a person discharging managerial responsibilities has been granted options by the issuer, complete the following boxes:

17   Date of grant                          18   Period during which or date on
                                                 which it can be exercised
19   Total amount paid (if any) for grant   20   Description of shares or
     of the option                               debentures involved (class and
                                                 number)
21   Exercise price (if fixed at time of    22   Total number of shares or
     grant) or indication that the price is      debentures over which options
     to be fixed at the time of exercise         are held following
                                                 notification
23   Any additional information             24   Name of contact and telephone
                                                 number for queries
                                                 Peter Nugent + 353 1 6043402



Name and signature of duly designated officer of issuer responsible for making notification
Peter Nugent - Assistant Group Secretary
____________________________________________________
Date of notification 29 September 2006



                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



The Governor and Company
of the Bank of Ireland




John B. Clifford
Group Secretary



Date: 29 September, 2006